United States
Securities and Exchange Commission

Form 12b-25

SEC File No. 001-32566
CUSIP No. 815175104

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB; ___ Form 20-F;
___ Form 11-K;  ___  Form 10-Q and Form 10-QSB; ___ Form N-SAR

For Period Ended: December 31, 2006

_ Transition report on Form 10-K
_ Transition Report on Form 20-F
_ Transition Report on Form 11-K
_ Transition Report on Form 10-Q
_ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

PART I: - REGISTRANT INFORMATION

Security With Advanced Technology, Inc.

Full Name of Registrant

A4S Security, Inc.

Former Name if Applicable

10855 Dover St., Suite 1000 Westminster, CO 80021-3936

Address of Principal Executive Office (Street and Number) City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

___	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

___	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the extensive accounting and financial reporting matters associated with the completion of the acquisition of the Vizer Group effective as of December 31, 2006 and the completion of the recent $5.2 million funding that was announced on March 27, 2007, combined with delays in processing certain accounting documents, the Registrant's Report on Form 10-KSB regarding the year ended December 31, 2006 could not be timely filed without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification.

Jeffrey G. McGonegal (Name)	(303) (Area Code)	475-3786 (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

[ X ]     Yes     [   ]  No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ]     Yes      [    ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Security With Advanced Technology, Inc.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2007	By: /s/ Jeffrey G. McGonegal Jeffrey G. McGonegal, Chief Financial Officer

Security With Advanced Technology, Inc., expects to report the following results of operations for the year ended December 31, 2006 as compared to the year ended December 31, 2005:

	2006	2005
Net sales	$296,000	$108,541

Net loss	$(8,661,000)	$(4,193,048)

Basic and diluted net loss per share	$(2.08)	$(2.16)